Q3 FY25 Results Presentation NASDAQ: IREN May 14, 2025

DISCLAIMER Forwa rd-Looking Sta tements This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward- looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites, design and deploy direct-to-chip liquid cooling systems and diversify and expand into the market for high performance computing (“HPC”) solutions (including the market for cloud services (“AI Cloud Services”) and potential colocation services; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions (including AI Cloud Services and potential colocation services); expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current and future HPC solutions (including AI Cloud Services and potential colocation services) that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into markets for HPC solutions (including AI Cloud Services and potential colocation services); IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services) and other counterparties; the risk that any current or future customers, including customers of its HPC solutions (including AI Cloud Services and potential colocation services), or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; IREN’s reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and its ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining and any current or future HPC solutions (including AI Cloud Services and potential colocation services) IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations including as a result of tariffs and duties, and certain equipment being in high demand due to global supply chain constraints; changing political and geopolitical conditions, including changing international trade policies and the implementation of wide-ranging, reciprocal and retaliatory tariffs and trade restrictions; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN’s ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; any pending or future acquisitions, dispositions, joint ventures or other strategic transactions; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to IREN’s property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of the Company’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default, and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services it offers, including laws and regulations related to data privacy, cybersecurity and the storage, use or processing of information and consumer laws; IREN’s ability to attract, motivate and retain senior management and qualified employees; increased risks to IREN’s global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect IREN’s business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease and any governmental or industry measures taken in response; IREN’s ability to remain competitive in dynamic and rapidly evolving industries; damage to IREN’s brand and reputation; our ability to remediate our existing material weakness and to establish and maintain an effective system of internal controls; expectations relating to environmental, social or governance issues or reporting; the costs of being a public company; the increased regulatory and compliance costs of IREN ceasing to be a foreign private issuer and an emerging growth company, as a result of which we will be required, among other things, to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC commencing with our next fiscal year, and we will also be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and to modify certain of our policies to comply with corporate governance practices required of a U.S. domestic issuer; that we do not currently pay any cash dividends on our ordinary shares, and may not in the foreseeable future and, accordingly, your ability to achieve a return on your investment in our ordinary shares will depend on appreciation, if any, in the price of our ordinary shares; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on August 28, 2024 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise. Non-IFRS Financ ial Mea sures This investor update includes non-IFRS financial measures, including Net electricity costs, hardware profit margin, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Net electricity costs, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense, income tax expense and benefit and, depreciation, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, reversal of impairment of assets, certain other non-recurring income, gain or loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items. Net electricity costs is calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, reversal of unrealized loss (included in Realized gain/(loss) on financial asset), ERS revenue (included in Other income) and ERS fees (included in Other operating expenses), and excludes the cost of Renewable Energy Certificates (RECs). Hardware profit margin is calculated Bitcoin mining revenue less Bitcoin mining electricity costs, divided by Bitcoin mining revenue and excluding all other costs. Industry a nd Sta tistic a l Da ta This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total. 2

HIGHLIGHTS Growth Outlook • Bitcoin Mining • 50 EH/s installed capacity by June 30 • Pausing further mining expansion at 50 EH/s to focus on AI opportunities • AI Cloud • Revenues increasing with new contracts • AI Data Centers • Horizon 1 - Up to 50MW (IT load) liquid-cooled capacity targeting Q4 2025 delivery • Sweetwater 1 - 1.4GW April 2026 energization Q3 Highlights • Consecutive Quarters of Profit After Tax • Record Revenue of $148.1m • Record Adj. EBITDA of $83.3m • Record EBITDA of $82.7m • Profit After Tax of $24.2m • Avg. Operating Hashrate of 29.4 EH/s Corporate & Funding • Disciplined capital allocation amid macroeconomic volatility • Advisors engaged across multiple debt financing workstreams, anticipating execution in coming months as markets continue to stabilize • Transition to US domestic issuer status with US GAAP reporting from July 1, 2025 3

Bitcoin Mining

# SETTING THE BENCHMARK FOR PERFORMANCE

- **Record earnings**
  - 29.4 EH/s average operating hashrate for the quarter
  - 326% YoY hashrate growth, relative to 40% increase in network difficulty
- **Strong and resilient margins**
  - Best-in-class fleet efficiency (15 J/TH)
  - Low electricity costs, optimized by energy market expertise (3.3 c/kWh Childress power price)
  - Operational leverage with scale
- **Minimizing dilution**
  - Daily Bitcoin liquidation delivering strong cashflows to support growth in AI verticals

## All-in Margin Profile

(Includes all direct and indirect cash costs for all business verticals — does not net-off AI cloud revenues)

| | | | |
|---|---|---|---|
| Per PH/s Per Day | **$23** All-in hash cost | vs. | **$54** Avg. hash price |
| Per BTC mined | **$41k** All-in cash cost | vs. | **$93k** Revenue |

### Revenue ($m)



$119.6m
$148.1m
24%
Q2 FY25
Q3 FY25

### Adj. EBITDA ($m)



$62.6m
$83.3m
33%
Q2 FY25
Q3 FY25

### EBITDA ($m)



$62.7m
$82.7m
32%
Q2 FY25
Q3 FY25

### Profit After Tax ($m)



$18.9m
$24.2m
28%
Q2 FY25
Q3 FY25

*Note: Refer to assumptions and notes on page 24*

5

# DELIVERING 50 EH/S BY JUNE 30

- **Installed capacity increased to 40 EH/s** on April 16, 2025

- **On track for 50 EH/s by June 30**
  - **Data Centers** - Phase 5 (150MW) nearing completion
  - **Primary Substation** - Phase 5 nearing energization, with 138kV/34.5kV transformer on site
  - **Bulk Substation** - upgrade nearing completion
    - Second 345kV/138kV transformer scheduled for imminent delivery
    - Supports energization of full 750MW Childress data centers
    - Provides redundancy and supports potential bulk substation expansion to 1,200MW
  - **Miners** - shipping from Southeast Asia (within 90-day pause on reciprocal tariffs)

- **$588m Illustrative Adjusted EBITDA** at 50 EH/s

- **Pausing mining expansion at 50 EH/s**, previously 52 EH/s
  - Reduces near-term hardware capex by $43m
  - Focusing on additional liquid-cooled AI data centers

- **Now one of the world's largest and lowest-cost Bitcoin producers** — providing a platform to fuel ongoing growth in AI infrastructure


EH/s
60
50
40
30
20
10
0
361% CAGR
1.1 EH/s
5.6 EH/s
31 EH/s
40 EH/s
50 EH/s
Dec '22
Dec '23
Dec '24
May '25 (Current)
June '25 (Target)
Installed Hashrate
Under Construction

| Illustrative ($95k Bitcoin price) | 40 EH/s (Current) | 50 EH/s (June 30) |
|---|---|---|
| Mining Revenue | 754 | 942 |
| Net Electricity Costs | (196) | (235) |
| Overheads | (96) | (104) |
| Renewable Energy Certificates | (13) | (16) |
| **Adj. EBITDA** | **450** | **588** |
| **Adj. EBITDA Margin** | **60%** | **62%** |
| Depreciation | (236) | (311) |
| **Adj. EBIT** | **214** | **277** |
| **Adj. EBIT Margin** | **28%** | **29%** |

*Note: Refer to assumptions and notes on page 24*

6

AI Cloud Services

# IREN CLOUD™ — PROVEN AI INFRASTRUCTURE & EXPERTISE

- **$75m NVIDIA GPU cluster**
  - IREN Cloud™ launched in August 2023 as proof of concept to scale AI infrastructure
  - Initial deployment of 248 H100 GPUs, now scaled to 1,896 H100 & H200 GPUs

- **GPUs installed at IREN's 50MW Prince George data center**
  - Seamless transition from ASICs to GPUs in 6-8 weeks
  - Achieved with minimal incremental capex
  - Demonstrates versatility infrastructure and operational readiness
  - Design capable of supporting both air-cooled and liquid cooled installations

- **Seasoned leadership with growing AI team across North America**

| Networking | Systems | Cybersecurity | Development | Go-to-Market |
|---|---|---|---|---|
| • Network Architects | • Solutions Engineers | • Network Security Specialists | • DevOps Engineers | • Cloud Product Managers |
| • Network Engineers | • HPC Systems Engineers | • Cybersecurity Specialists | • Automation Specialists | • Cloud Sales & Marketing Managers |
| • InfiniBand Engineers | • Data Center Technicians | • Audit & Compliance Specialists | • Software Developers | |

- **Multi-year industry relationships**
  - Since 2020, IREN has been collaborating with leading AI ecosystem players

1,896 NVIDIA H100 & H200 GPUs deployed in <12 months

Scaling IREN Cloud™ across existing infrastructure


Mining ASIC Hall
AI GPU Hall
IREN

*Prince George Data Center*

NVIDIA

DELL Technologies

Lenovo

intel

WEKA

SUPERMICRO

*IREN Cloud™ Key Partners*

8

STRONG GROWTH, HIGH MARGINS, CAPITAL DISCIPLINE • Fleet near full utilization, with new contract wins post quarter-end • GPU demand growing post DeepSeek release • Contract terms ranging from on-demand to 3 years • Run-rate revenue now $28m annually • Now supplying white-labeled compute to leading US AI cloud providers • Supporting both training and inference workloads • Validates depth and quality of infrastructure and engineering talent • Strengthening and supporting AI colocation pipeline • Continuing to evaluate expansion opportunities • Observing demand for multi-thousand air-cooled Blackwell GPUs • IREN has ~47MW of additional air-cooled capacity at Prince George (capable of supporting >20,000 B200s) • Investment framework centered on risk-adjusted returns • Focused on optimizing sources and uses of capital, with GPU financing presenting a potential path to scale Prince George: AI GPU (left) and Mining ASIC (right) halls, side-by-side 33% Revenue growth QoQ 97% Hardware profit margin AI Cloud revenues scaling with strong margins Note: Refer to assumptions and notes on page 24 9

AI Data Centers

THE COMING WAVE OF AI INFRASTRUCTURE DEMAND • Rapid AI infrastructure buildout at massive scale seems inevitable • Inference workloads will also drive massive ongoing compute needs • By 2030, AI workloads are expected to drive: • ~3x increase in users • ~3.5x in data center demand Forecast global AI users Source: Statista Market Insights 346 424 519 634 776 0 100 200 300 400 500 600 700 800 900 1,000 2025 2026 2027 2028 2029 2030 44 GW 62 GW 83 GW 102 GW 124 GW 0 20 40 60 80 100 120 140 160 2025 2026 2027 2028 2029 2030 Forecast global AI data center demand Source: McKinsey Data Center Demand Model; Gartner reports; IDC reports; Nvidia Reports ~3x in 5 years ~3.5x in 5 years 156 GW 953m • AI requires a new class of infrastructure • Legacy data centers are struggling to keep up: • New designs – rack density has increased ~225% YoY • New construction speeds – requiring flexibility and adaptability • New scale – 50-1,000MW clusters vs. avg. legacy data center of 5-10MW • New grid-connection timelines – up to 5-7 years if starting from scratch • IREN is positioned to meet this transition with existing and future capacity Note: Refer to assumptions and notes on page 24 11

Operating 80MW Mackenzie, BC 50MW Prince George, BC 30MW Canal Flats, BC 2,000MW Sweetwater 1 & 2, TX 750MW Childress, TX SOLVING BOTTLENECKS FOR AI AT SCALE Under Development Leading in-house development and construction team supported by trusted delivery partners • IREN’s structural advantages  Large scale sites secured in emerging AI hubs  Track record in high-density data center delivery since 2018  In-house development & procurement, helping to de-risk project timelines  Partnerships with Tier 1 engineering, equipment and delivery firms 12

# HORIZON 1 — 50MW LIQUID-COOLED AI DATA CENTER

- **Scarcity of liquid-cooled AI data centers**
  - Growing AI demand and scarcity of liquid-cooled capacity
  - Horizon 1 is future-ready; catered to liquid-cooled NVIDIA Blackwell and beyond
  - Confidence in contracting capacity:
    - Several customers undergoing due diligence and contractual negotiations
    - Customer interest extending beyond 50MW
- **Securing customer is a priority**
  - Catalyzes IREN's entry into AI data center colocation market
  - Supports confidence for broader site buildout
  - Strengthens market leadership ahead of Sweetwater energization
- **Financing options under evaluation**
  - Customer prepayments, project-level and corporate debt, asset-backed financing, leasing, and convertible notes
  - Open to joint ventures if aligned with strategic goals

**Key Milestones: Horizon 1 Delivery**

| Q2 2025 | Q3 2025 | Q4 2025 |
|---|---|---|
| Earthworks & Grading | Foundations, Structure, Cooling & Electrical | Data Center Delivered |

**Horizon 1 - Specifications**

- ✓ Up to 50MW (IT Load)
- ✓ 200kW rack density (~130kW Blackwell reference architecture)
- ✓ Full UPS and diesel generator back up for redundancy
- ✓ ~6ms RTT latency to Dallas, suitable for AI training and inference
- ✓ $6-7m forecast capex per MW of IT Load



*Rendering of Horizon 1 at Childress*

Note: Refer to assumptions and notes on page 24

13

HORIZON – FUTURE EXPANSION • Horizon represents the ongoing AI liquid-cooling transformation of Childress • Customer interest exceeds Horizon 1 (50MW) • Site design underway for full 750MW transformation • Future-proofing: 200kW rack density for next-gen GPUs Rendering of Project Horizon concept – liquid cooling transformation of Childress (750MW) for AI Childress data centers (April 2025) The Childress project is being engineered not just for what AI needs now, but for what AI will demand next 14

# SWEETWATER: 2GW FLAGSHIP AI & COMPUTE HUB

- **Unmatched scale in emerging AI hub**
  - 2GW of high-voltage power across >1,800 acres
  - Capacity for >700,000 liquid-cooled Blackwell GPUs
  - Substation and general site works underway; enabling accelerated data center construction upon signing of customer contract
- **Positioned for the AI infrastructure wave**
  - 125GW of AI data center capacity expected to be built in 5 years
  - $5.2 trillion in projected investment across compute, power and cooling
- **Sweetwater is capable of supporting up to $70bn in AI data center investment**
- **Securing funding and commercial partners is key to unlocking value,** as IREN prepares for energization from April 2026



Sweetwater 2
(600MW)
Direct fiber loop
Sweetwater 1
(1.4GW)
Stargate Project
Sweetwater
Abilene
180
20

*Design work **complete** for direct fiber loop between Sweetwater 1 & 2*





*Renderings of IREN's West Texas Tier 3 Design under consideration for Sweetwater*

Note: Refer to assumptions and notes on page 24

15

# CAPEX & FUNDING

IREN

- Combination of balance sheet ($160m cash as of April 30, 2025) and cashflows from Bitcoin mining & AI cloud services support near-term growth capex
- Up to $250m expected net funding requirement during 2025 for:
  - Expansion to 50 EH/s
  - Completion of Horizon 1
  - Sweetwater substation and development work
- Advisors engaged across multiple debt financing workstreams, anticipating execution in coming months as markets continue to stabilize

## Annualized Illustrative Adj. EBITDA Sensitivities

| Network Hashrate | ← 853 EH/s → | | | ← 1,000 EH/s → | | |
|---|---|---|---|---|---|---|
| **Bitcoin Price** | **$33k** | **$60k** | **$95k** | **$125k** | **$150k** | **$200k** |
| Mining Revenue | $326m | $595m | $942m | $1,058m | $1,269m | $1,692m |
| Net Electricity Costs | ($235m) | ($235m) | ($235m) | ($235m) | ($235m) | ($235m) |
| Overheads | ($104m) | ($104m) | ($104m) | ($104m) | ($104m) | ($104m) |
| Renewable Energy Certificates | ($16m) | ($16m) | ($16m) | ($16m) | ($16m) | ($16m) |
| AI Cloud Services Contribution | $28m | $28m | $28m | $28m | $28m | $28m |
| **Illustrative Adj. EBITDA** | **$0m** | **$269m** | **$616m** | **$731m** | **$943m** | **$1,366m** |
| | *Assumes no reduction in network difficulty or decrease in overheads* | | **Current** | | | |

THE ABOVE INFORMATION IS FOR GENERAL INFORMATION AND ILLUSTRATIVE PURPOSES ONLY. THE ILLUSTRATIVE ADJUSTED EBITDA OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IREN'S OPERATING PERFORMANCE. SUCH OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE OUTPUTS ARE BASED ON HISTORICAL OR THIRD-PARTY INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE (INCLUDING THE ABILITY TO CONTRACT CUSTOMERS AT SUCH PRICING, OR AT ALL) – ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT HARDWARE WILL OPERATE AT 100% UPTIME. THE ILLUSTRATIVE OUTPUTS ASSUME HARDWARE IS FULLY INSTALLED AND OPERATING TODAY USING THE ABOVE ASSUMPTIONS. THESE ASSUMPTIONS ARE LIKELY TO BE DIFFERENT IN THE FUTURE AND USERS SHOULD INPUT THEIR OWN ASSUMPTIONS. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

*Note: Refer to assumptions and notes on page 24*

16

Financial Update

# ADJUSTED EBITDA — Q3 FY25 vs. Q2 FY25

IREN

- **Record Adjusted EBITDA and EBITDA of $83.3m and $82.7m respectively for the quarter ended March 31, 2025**
- Bitcoin mining revenue increased from $113.5m to $141.2m
  - 30% increase in average operating hashrate following continuing expansion at Childress (22.6 EH/s to 29.4 EH/s)
  - 12% increase in Bitcoin mined due to increase in operating hashrate, offset by increase in network difficulty and decrease in transaction fees (1,347 Bitcoin to 1,514 Bitcoin)
  - 11% increase in average price realized per Bitcoin mined ($84.3k to $93.3k)
- Total net electricity costs[3] increased from $28.9m to $36.5m primarily driven by a 30% increase in average operating hashrate during the quarter
  - Power prices remained relatively flat at 3.6c/kWh (Q2 FY25 3.5c/kWh)
- Other costs remained relatively flat at $25.3m ($25.1m in Q2 FY25), despite a business today that continues delivering significant growth, and projecting continued expansion across our AI verticals

| US$m[1] | Three months ended March 31, 2025 | Three months ended December 31, 2024 |
|---|---|---|
| Bitcoin mining revenue | 141.2 | 113.5 |
| AI cloud service revenue | 3.6 | 2.7 |
| Other income[2] | 0.2 | 0.3 |
| Total net electricity costs[3] | (36.5) | (28.9) |
| Other costs[4] | (25.3) | (25.1) |
| **Adjusted EBITDA** | **83.3** | **62.6** |
| **Adjusted EBITDA Margin** | **56%** | **52%** |
| **Reconciliation to consolidated statement of profit or loss** | | |
| **Add/(deduct):** | | |
| Unrealized gain/(loss) on financial instrument | 6.2 | 12.9 |
| Share-based payment expense - $75 exercise price options | (2.9) | (3.0) |
| Share-based payment expense - other | (4.9) | (4.9) |
| Impairment of assets | (0.1) | - |
| Reversal of impairment of assets | - | 0.5 |
| Foreign exchange gain/(loss) | (0.3) | (4.6) |
| Other non-recurring income[5] | - | 1.7 |
| Gain/(loss) on disposal of property, plant and equipment | 1.5 | (0.7) |
| Other expense items[6] | (0.1) | (1.7) |
| **EBITDA** | **82.7** | **62.7** |
| Finance expense | (7.9) | (6.3) |
| Interest income | 1.9 | 1.6 |
| Depreciation | (47.4) | (36.2) |
| **Profit/(loss) before income tax expense for the period** | **29.3** | **21.9** |
| Income tax (expense)/benefit | (5.0) | (3.0) |
| **Profit/(loss) after income tax expense for the period** | **24.2** | **18.9** |

1. For further detail, see our unaudited interim consolidated financial statements for the period ended March 31, 2025, included in our Form 6-K filed with the SEC on May 14, 2025.
2. Other income excludes ERS revenue which is included in total net electricity costs and other non-recurring income as described in footnote 5.
3. Total net electricity costs is a non-IFRS metric. See slide 23 for a reconciliation to the nearest IFRS metric.
4. Other costs include employee benefits expense, professional fees, site expenses, renewable energy certificates and other operating expenses excluding other expense items as described in footnote 6.
5. Other non-recurring income includes insurance proceeds relating to the theft of mining hardware in transit.
6. Other expense items include a one-off liquidation payment incurred in August 2024 resulting from the transition to spot pricing at the Group's site at Childress, the reversal of the unrealized loss recorded on fixed price contracted amounts outstanding at June 30, 2024, one-off professional fees incurred in relation to litigation matters, loss on theft of miners in transit and transaction costs incurred in December 2024 on entering the capped call transactions in conjunction with the issuance of the 3.25% Convertible Senior Notes due 2030.

18

# CONSOLIDATED STATEMENT OF CASHFLOWS — Q3 FY25 vs. Q2 FY25

- **Cash and cash equivalents of $184.3m as at March 31, 2025**

- Decrease in net cash used in operating activities of $11.6m
  - $9.2m decrease in payments for electricity, suppliers and employees primarily due to annual insurance payments made in Q2 FY25 and lower electricity payments at Childress
  - $1.4m increase in interest received on cash and cash equivalents

- Increase in net cash used in investing activities of $234.8m
  - $27.7m increase in proceeds from sale of Bitcoin mined[1] due to increase in average operating hashrate (22.6 EH/s to 29.4 EH/s) and higher average price realized per Bitcoin mined
  - $(250.2)m increase on computer hardware primarily due to significant milestone payments made in Q3 FY25 on exercised options for mining hardware required for expansion up to 50 EH/s
  - $(6.1)m decrease in proceeds from S19j Pro mining hardware sales due to sales made in Q2 FY25, with all remaining S19j Pros sold in April 2025
  - $(6.0)m increase in infrastructure related expansion, primarily relating to Childress and Sweetwater developments

- Decrease in net cash from financing activities of $349.9m
  - $(311.6)m 2030 Convertible Notes net proceeds received in Q2 FY25
  - $(40.1)m decrease in net ATM proceeds[2]
  - $1.9m decrease in capital raise costs

| US$m | Three months ended March 31, 2025 | Three months ended December 31, 2024 (restated)[1] |
|---|---|---|
| **Cash flows from operating activities** | | |
| Receipts from AI Cloud Service revenue | 3.8 | 3.5 |
| Receipts from other income | 2.5 | 1.7 |
| Payments for electricity, suppliers and employees | (56.8) | (66.0) |
| | (50.5) | (60.7) |
| Interest received | 2.4 | 1.0 |
| Interest paid | (0.0) | (0.1) |
| Net cash from/(used in) operating activities | (48.2) | (59.8) |
| **Cash flows from investing activities** | | |
| Proceeds from sale of Bitcoin mined | 141.2 | 113.5 |
| Payments for property, plant and equipment net of computer hardware prepayments | (145.1) | (139.1) |
| Payments for computer hardware prepayments | (298.7) | (48.5) |
| Payments for prepayments and deposits | (1.1) | (0.5) |
| Proceeds from return of deposits | 0.5 | - |
| Proceeds from disposal of property, plant and equipment | 1.7 | 7.8 |
| Net cash from/(used in) investing activities | (301.6) | (66.8) |
| **Cash flows from financing activities** | | |
| Capital raise costs | (0.5) | (2.4) |
| Proceeds from loan funded shares | - | 0.0 |
| Proceeds from convertible note | - | 311.6 |
| Share issuances | 107.6 | 147.7 |
| Repayment of lease liabilities | (0.1) | (0.1) |
| Net cash from/(used in) financing activities | 107.0 | 456.9 |
| **Net increase/(decrease) in cash and cash equivalents** | **(242.8)** | **330.3** |
| Cash and cash equivalents at the beginning of the period | 427.3 | 98.6 |
| Effects of exchange rate changes on cash and cash equivalents | (0.1) | (1.6) |
| **Cash and cash equivalents at the end of the period** | **184.3** | **427.3** |

1. The statements of cash flows for the three months ended December 31, 2025 have been restated to classify the cash proceeds from the sale of Bitcoin mined, which are accounted for as intangible assets under IAS 38, "Intangible Assets" ("IAS 38"), as cash flows from investing activities in accordance with IAS 7.16(b), "Statement of Cash Flows" ("IAS 7"). Historically, the Company classified receipts from Bitcoin mining revenue as operating activities in the statements of cash flows on the basis that its core business and main activities are related to digital assets. There was no impact on the overall net increase/(decrease) in cash and cash equivalents for the three months ended December 31, 2025. For further detail, see our unaudited interim consolidated financial statements for the period ended March 31, 2025, included in our Form 6-K filed with the SEC on May 14, 2025.
2. Subsequent to March 31, 2025, the Company sold a further 17,407,940 Ordinary shares for aggregate gross proceeds of ~$107.6m with $781.5m remaining ATM capacity. The total number of Ordinary shares outstanding as of May 12, 2025, is 241,866,828.

19

BALANCE SHEET US$m As at March 31, 2025 As at June 30, 2024 Assets Cash and cash equivalents 184.3 404.6 Other receivables 21.0 29.4 Financial asset at fair value through profit and loss 11.7 6.5 Prepayments and other assets 37.6 11.9 Assets held for sale 1.3 - Total current assets 255.9 452.4 Property, plant and equipment 1,575.1 441.4 Computer hardware prepayments 97.6 239.8 Financial asset at fair value through profit and loss 34.7 - Right-of-use assets 1.6 1.5 Other non-current assets 24.8 17.9 Total non-current assets 1,733.8 700.6 Total assets 1,989.8 1,153.0 Liabilities Lease liabilities - current 0.4 0.2 Convertible Note - Debt Raised 322.5 - Embedded derivatives 23.7 - Other current liabilities 206.6 50.8 Total current liabilities 553.1 51.0 Lease liabilities - non-current 1.2 1.4 Other non-current liabilities 9.8 3.2 Total non-current liabilities 11.1 4.7 Total liabilities 564.2 55.7 Equity 1,425.6 1,097.4 Total equity 1,425.6 1,097.4 Total equity and liabilities 1,989.8 1,153.0 As at March 31, 2025 • Cash and cash equivalents of $184.3m1 • Total assets of $2.0bn • Strong balance sheet to support future growth • $440m 2030 Convertible Notes issued on December 6, 2024, with an annual interest rate of 3.25% due to mature on June 15, 2030, unless earlier purchased, redeemed, or converted. As at March 31, 2025: • a current liability of $346.2m was recognized including an embedded derivative of $23.7m • a current asset of $11.7m and a non-current asset of $34.7m was recognized in relation to the Capped Call and the Prepaid Forward that were entered into concurrently with the 2030 Convertible Notes issuance $23.7m • Total equity increased to $1,425.6m with 10.0m shares sold under the ATM during the three months ended March 31, 20252 1. Unaudited preliminary cash and cash equivalents as at April 30, 2025 of $160 million including net ATM proceeds from shares sold on April 30, 2025 2. Subsequent to March 31, 2025, the Company sold a further 17,407,940 Ordinary shares for aggregate gross proceeds of ~$107.6m with $781.5m remaining ATM capacity. The total number of Ordinary shares outstanding as of May 12, 2025, is 241,866,828. 20

Additional Information

CONSOLIDATED STATEMENT OF PROFIT OR LOSS – Q3 FY25 vs. Q2 FY25 US$m Three months ended Three months ended March 31, 2025 December 31, 2024 Revenue Bitcoin mining revenue 141.2 113.5 AI cloud service revenue 3.6 2.7 Other income 3.3 3.4 Total Revenue 148.1 119.6 Expenses Depreciation (47.4) (36.2) Electricity charges (39.4) (30.2) Site expenses (2.7) (3.0) Renewable energy certificates (1.6) (1.4) Other operating expenses (10.2) (10.5) Employee benefits expense (7.5) (7.0) Share-based payments expense (7.8) (8.0) Professional fees (3.7) (3.5) Other transaction costs - (1.5) Impairment of assets (0.1) - Reversal of impairment of assets - 0.5 Gain/(loss) on disposal of property, plant and equipment 1.5 (0.7) Unrealized gain/(loss) on financial instrument 6.2 12.9 Operating profit/(loss) 35.5 31.1 Finance expense (7.9) (6.3) Interest income 1.9 1.6 Foreign exchange gain/(loss) (0.3) (4.6) Profit/(Loss) before income tax expense for the period 29.3 21.9 Income tax (expense)/benefit (5.0) (3.0) Profit/(Loss) after income tax expense for the period 24.2 18.9 • Q3 FY25 Profit after income tax of $24.2m • Primarily due to increase in Bitcoin mining revenue • Key non-cash items in the Q3 FY25 profit after income tax of $24.2m: • Depreciation of $(47.4)m • Share-based payments expense of $(7.8)m • Unrealized gain on financial instrument $6.2m relating to the change in fair value of the financial instruments relating to the 2030 Convertible Notes 22

# RECONCILIATION

## Reconciliation of Electricity charges to Total net electricity costs and AI Cloud Services revenue to Hardware profit margin

### Q3 FY25 vs. Q2 FY25

| | Units | Three months ended March 31, 2025 | Three months ended December 31, 2024 |
|---|---|---|---|
| Electricity charges | $'m | (39.4) | (30.2) |
| **Add/(deduct) the following:** | | | |
| ERS revenue (included in Other income) | $'m | 3.1 | 1.4 |
| ERS fees (included in Other operating expenses) | $'m | (0.2) | (0.1) |
| **Total net electricity costs[1]** | **$'m** | **(36.5)** | **(28.9)** |
| Net electricity costs — Bitcoin mining | $'m | (36.4) | (28.8) |
| Bitcoin mined | # | 1,514 | 1,347 |
| **Net electricity costs per Bitcoin mined[2]** | **$'k** | **(24.0)** | **(21.4)** |
| AI cloud service revenue | $'m | 3.6 | 2.7 |
| **Add/(deduct) the following:** | | | |
| Net electricity costs — AI cloud service | $'m | (0.1) | (0.1) |
| AI cloud service — hardware profit margin[3] | $'m | 3.5 | 2.6 |
| **AI cloud service — hardware profit margin %[4]** | **%** | **97%** | **96%** |

1. Total net electricity costs exclude the cost of RECs of $(1.6)m for the three months ended March 31, 2025 and $(1.4)m for the three months ended December 31, 2024
2. Net electricity costs per Bitcoin mined is calculated as Net Electricity Costs - Bitcoin mining divided by Bitcoin mined. Prior to the three months ended March 31, 2025, the Company calculated Net electricity costs per Bitcoin mined as Total Net electricity costs divided by Bitcoin mined. The Company has revised the calculation of Net electricity costs per Bitcoin mined to exclude electricity costs associated with AI Cloud Services as a result of its strategy to diversify its revenue streams. Net electricity costs per Bitcoin mined for the three months ended December 31, 2024 has been revised to reflect this revised calculation
3. AI cloud service - hardware profit margin reflects AI Cloud Services revenue less electricity costs, divided by revenue and excludes all other costs for the three months ended March 31, 2025 and three months ended December 31, 2024
4. AI cloud service - hardware profit margin % reflects AI cloud service - hardware profit margin divided by AI cloud service revenue

23

Page 5 • 326% YoY hashrate growth and 40% increase in network difficulty reflects increase in installed capacity and difficulty from April 30, 2024 to April 30, 2025, respectively. Source: Blockchain.com • 3.3 c/kWh Childress power price reflects net electricity costs, calculated as electricity charges net of ERS revenue (included in other income) and ERS fees (included in other operating expenses) for the quarter ending March 31, 2025. • $23/PH/Day all-in hash cost reflects all direct and indirect costs for the quarter ending March 31, 2025, including total net electricity costs and other costs (employee benefits expense, professional fees, site expenses, renewable energy certificates (REC) and other operating expenses excluding one-off items), divided by product of the average operating hashrate measured in PH/s during the quarter (based on 29.4 EH/s average operating hashrate) and the number of days in the same period. • $54/PH/Day hash price reflects average hash price for the quarter ending March 31, 2025. Source: Luxor, Hashrate Index. • $41k all-in cash cost per Bitcoin mined reflects all direct and indirect costs for the quarter ended March 31, 2025, including total net electricity costs and other costs (employee benefits expense, professional fees, site expenses, RECs and other operating expenses excluding one-off items), divided by the number of Bitcoin mined during the same period. • $93k revenue per Bitcoin mined calculated as total Bitcoin mining revenue divided by Bitcoin mined for the quarter ended March 31, 2025. Page 6 • $43m miner hardware capex saving based on expected purchase price for Bitmain S21 XP miners for 25MW Childress Phase 6 expansion, including estimated shipping costs and import duties. • Illustrative Adj. EBITDA reflects illustrative mining revenue less assumed total net electricity costs, overheads and REC costs. Source: CoinWarz Bitcoin Mining Calculator. Illustrative calculations and inputs assume hardware operates at 100% uptime. • Inputs (40 EH/s scenario): $95k Bitcoin price, network hashrate (853 EH/s), block reward (3.125 Bitcoin), transaction fees (0.1 Bitcoin per block), pool fees (0.16%), electricity costs (3.6 c/kWh), power consumption (620MW), overheads ($96m), REC costs ($13m, reflecting $3MW/h REC price). • Inputs (50 EH/s scenario): $95k Bitcoin price, network hashrate (853 EH/s), block reward (3.125 Bitcoin), transaction fees (0.1 Bitcoin per block), pool fees (0.16%), electricity costs (3.5 c/kWh), power consumption (765MW), overheads ($104m), REC costs ($16m, reflecting $3MW/h REC price). • Illustrative Adj. EBIT is calculated as Illustrative Adj. EBITDA less assumed $236m and $311m depreciation expense for 40 EH/s and 50 EH/s scenarios, respectively. Page 9 • $28m AI Cloud Services annualized run-rate revenue reflects contracted revenue for utilized GPUs as of May 5, 2025. • >20k air-cooled Blackwell GPU capacity reflects 47MW gross power capacity at Prince George, and a assumes PUE of 1.1 and power draw of 1.93kW per GPU (including ancillary power draw), based on NVIDIA B200 reference architecture. • 97% Hardware profit margin reflects AI Cloud Services revenue less electricity costs, divided by revenue and excludes all other costs for the quarter ended March 31, 2025. Hardware profit margin is a non-IFRS metric. See slide 23 for a reconciliation to the nearest IFRS metric. Page 11 • 225% YoY increase in rack density reflects increase in rack density from NVIDIA H100 to Blackwell GB200, based on NVIDIA reference architecture. Page 13 • Horizon 1 latency of ~6ms reflects round trip latency from Childress data center to nearest hyperscaler region. • Horizon 1 IT load of up to 50MW based on rack density of 200kW, subject to customer requirements. Page 15 • 125GW of incremental AI data center capacity construction and $5.2 trillion in projected investment based on McKinsey estimated. Source: McKinsey Quarterly. • ~$70bn AI data center development reflects potential infrastructure and hardware capex for a 2GW AI data center hub, including liquid cooled data centers and latest generation liquid-cooled NVIDIA GPUs. • >700k liquid-cooled Blackwell GPU capacity reflects 2GW gross power capacity, and a assumes PUE of 1.4 and power draw of 2.02kW per GPU (including ancillary power draw), based on NVIDIA GB200 NVL72 reference architecture. Page 16 • Unaudited preliminary cash and cash equivalents as at April 30, 2025 of $160 million including net ATM proceeds from shares sold on April 30, 2025. • Expected net funding requirement reflects internal estimates based on existing cash on hand and forecast cash flows based on current mining economics. • Illustrative Adj. EBITDA sensitivities reflect assumptions for Illustrative Adj. EBITDA calculations in the footnotes above, across different Bitcoin price and network hashrate scenarios. $28m AI Cloud Services contribution reflects annualized run- rate revenue for utilized GPUs as of May 5, 2025. ASSUMPTIONS AND NOTES 24

25 Q&A

Thank You 26